Exhibit (a)(1)(G)

[Memo that was distributed by email from former CEO, Scott Drill, to all Insignia Systems, Inc. employees on July 18, 2013 after the tender offer commenced.]

Dear Insignia Employees,

I wanted to let everyone know about some new developments at Insignia:  We have made some changes in both our management team and on the Board of Directors, and today we launched a tender offer to purchase up to $12 million of our outstanding common stock from our shareholders. These moves are designed to position our company for the future, and we wanted to let you know more about what this means.

Effective yesterday, Glen Dall was named our President and CEO.  I initiated Glen’s hiring in 2009 and recommended this succession plan in March of 2012 when Glen was promoted to Executive Vice President and COO, and I fully support this move.  Glen’s contributions to Insignia have been significant, and I know he will provide great leadership and vision as the Company moves forward.  As previously announced, I will remain with the Company until the end of 2014, now moving into a senior advisory role.

As our press release earlier today noted, Glen has been appointed to the Board, also effective yesterday.  Gary Vars, a former Insignia executive and long-time shareholder, will become a member of the Board upon completion of the tender offer. Gary has deep experience in our industry as an executive with Pillsbury and Insignia and in various other capacities in consumer packaged goods and grocery retail marketing and will be a tremendous addition.  Gordon Stofer, our Chairman of the Board, and I intend to retire from the Board at the completion of the tender offer.  Gordon has served on the Board for over 23 years and has been a significant contributor to our efforts over the years.  Current member David Boehnen will succeed Gordon as Chairman when the tender is complete.  Dave brings a wealth of grocery retail industry experience and corporate governance knowledge to our Board.

Under the tender offer we launched today, we are offering to purchase up to $12 million of our outstanding shares at a price between $2.15 and $2.35 per share. Our Board of Directors and management team has carefully considered the best uses of our company’s large cash balance and determined that it will benefit our shareholders and company to use a significant portion of that cash in a stock repurchase, while still leaving approximately $10 million in cash in the Company for future operations and other initiatives. Our stock is thinly traded, and the tender offer provides an efficient way for us to offer some liquidity to shareholders who may want to sell their shares. At the same time, shareholders who do not sell their shares in the tender offer will see their proportionate interest in the Company increase as the number of outstanding shares decreases.

We are conducting the tender offer through a pricing procedure commonly called a “modified Dutch auction,” which allows shareholders to choose a price within the range of $2.15 to $2.35 at which they are willing to sell their shares back to the Company. After the tender offer period expires, which is usually 20 business days, we will determine a single per share price based on the number of shares offered for purchase and the selling prices specified by shareholders. The purchase price will be the lowest price at which we can purchase shares having a total value of up to $12 million, which will be paid for all shares accepted in the tender offer. The purchase price will be paid in cash.

If you own Insignia stock, including shares you purchased through the ESPP or upon the exercise of stock options, you will receive materials in the mail that will contain important information about the tender offer and how you can offer your shares for purchase. Information can also be obtained by contacting D.F. King & Co., Inc., the Company’s information agent, at 48 Wall Street, 22nd Floor, New York, NY 10005, by calling toll-free: 800-758-5880, or by viewing the documents the Company filed with the Securities and Exchange Commission today on Insignia’s website. If you hold your stock in a brokerage account, you should contact your broker. If you hold vested stock options and would like to tender the underlying shares, you need to exercise those options first. (Please note that stock option exercises cannot be revoked. If you wish to tender shares you purchased through the ESPP or by exercising options, you should be aware that the “disqualifying disposition” tax rules may apply. Consult with your tax or financial advisor when determining whether to participate in the tender offer.)

You do not need to sell your shares in the tender offer if you prefer not to. Before deciding whether to offer your Insignia shares for purchase by the Company and at what price or prices, you should read all of the tender offer materials carefully and consult with your tax or financial advisor. Neither the Company’s management nor its Board of Directors has made any recommendation to shareholders, including employees, as to whether and at what price or prices they should tender their shares.

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell your shares.